March 24, 2025

Christopher Britt
Chief Executive Officer
Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111

        Re: Chime Financial, Inc.
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 12, 2025
            CIK No. 0001795586
Dear Christopher Britt:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
General

1. We note your response to prior comment 1 and how you distinguish the Banking and
       Switcher Survey and other surveys--which you state were not provided by experts--
       from the FS Vector Report, for which you provide a consent. To similarly differentiate between the FS Vector Report and the surveys cited in your registration
       statement, please revise the description of the Banking and Switcher Survey and other surveys to indicate, as was explained in your response letter, that the third parties gave you consolidated information "based on criteria or questions provided by" you.
 March 24, 2025
Page 2

Glossary of Terms, page ii

2. We note that you describe "MyPay" on page ii as a liquidity product that allows your members to access up to $500 of their paycheck "for free within 24 hours, or instantly for a low fee." We also note that in the investor presentation dated February 8, 2025 you state that "MyPay instant transfer fee is $2 for any advance." Please advise and, if applicable, revise your disclosure for consistency.
3. We note your response to comment 4 from our letter dated January 7, 2025 indicating that primary account relationships occur when members set up
"direct
       paycheck deposit" accounts, unless they fall under the alternative part of the definition involving 15 or more purchases using their Chime cards. Please revise the definition to clarify, if true, that a qualifying deposit involves direct paycheck deposit.
Summary, page 2

4. We note your response to prior comment 3. Please revise to identify other financial technology competitors and, to the extent known, address the extent to which the comparisons to traditional banks (e.g., 3 times and 5 times higher cost-to-serve) are similar for your key financial technology competitors. In this regard, we note based on your sales materials of "best-in-class" competitors that you also appear to compete with Cash App, Nubank, PayPal, Klarna and Affirm.
Risk Factors
Fraudulent activity associated with our products, page 35

5. We note your revised disclosure in the last sentence of the first paragraph that you
       "have suffered and expect to continue to suffer losses from fraudulent activities." If material, please quantify the losses or advise.
We are subject to laws and regulations covering anti-corruption, page 48

6. We note your response to prior comment 10. It appears the statement that "ChimeCore processes a portion of the payments, transfers, deposits, withdrawals, and other financial transactions" and similar statements could be difficult to understand in light of your other disclosure that Chime "does not currently engage as a business in the transfer of funds" and "does not currently receive funds from or transmit funds on behalf of members." Consistent with your response to prior comment 10, please revise here, the definition of ChimeCore on page i and where appropriate to clarify the difference between what you do in facilitating the processing of payments as compared to what your operations do not involve (i.e., that they "...do not involve receiving or transmitting funds...").

Business
Competition, page 167

7. We note your response to prior comment 3. Please also revise to identify other neobanks or similar companies as your competitors. In this regard, we note that you also appear to compete with Nubank, Klarna and others based on the test-the-waters materials.
 March 24, 2025
Page 3

Bank Partnerships, page 169

8. We note your revised disclosure in this section that under the terms of your bank partner agreements you earn interest on member deposits placed in the deposit sweep
      programs, which you    recognize as revenue, net of the interest paid to
[y]our
      members.    If material, please quantify the approximate percentage of interest paid to
      you and your members.
       Please contact Michael Henderson at 202-551-3364 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:   Rezwan Pavri, Esq.